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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Subsidiary CoreTech Wins Two New Outsourcing Contracts with a Global Life Sciences Company

IRVINE, CA (March 10, 2005) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development and integration technology, and business solutions, announced today that its wholly-owned subsidiary, CoreTech Consulting Group, has won two new substantial outsourced contracts with a leading global life sciences company, which combined, represent over $750,000, and are expected to be renewed annually.  Together, both contracts will service an end-user client population of more than 20,000 throughout North America.

"This global life sciences company is one of our key customers, and this new initiative will undoubtedly expand our relationship at the enterprise level,” commented Oren Inbar, President & CEO of Magic North America. ”The services we will provide, represent substantial leverage for CoreTech and Magic to offer similar solutions to the growing life sciences’ market.”

For more information on CoreTech’s project staffing services, visit http://www.coretech.com/staffing/index.html or via email at: info@coretech.com

About CoreTech Consulting Group, LLC (CoreTech)
CoreTech, a subsidiary of Magic Software Enterprises, is a leading provider of Consulting Solutions in the areas of Integration, Internetworking, Security, Platforms, Business Intelligence, Program and Project Management, Project Staff Augmentation, and Support Services in the Life Sciences and Financial Services industries. CoreTech's clients include enterprises such as GlaxoSmithKline, Johnson & Johnson, Wyeth, SunTrust Banks, Merrill Lynch, Synovous Financial and many more. CoreTech, which has been named to the Philadelphia Tech 100 Hall of Fame 2004, “Inc. 500” and Deloitte & Touche's “Fast 500,” is based in suburban Philadelphia. More information about CoreTech may be obtained by calling 800-220-3337 or by visiting http://www.coretech.com.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: March 10, 2005